                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*


                           BFX Hospitality Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.05 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    119885200
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert H. McLean
                           BFX Hospitality Group, Inc.
                          226 Bailey Avenue, Suite 101
                             Fort Worth, Texas 76107
                                 (817) 332-4761
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                           July  29 - August 1, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  119885200                                       PAGE  2  OF 13 PAGES
           ---------                                            ---   ---


--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hampton Hodges

--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
  3  SEC USE ONLY

--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*


     PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

                               7   SOLE VOTING POWER

        NUMBER OF                  58,000
         SHARES
      BENEFICIALLY            -------------------------------------------------
        OWNED BY               8   SHARED VOTING POWER
          EACH
        REPORTING                  -0-
         PERSON               -------------------------------------------------
          WITH                 9   SOLE DISPOSITIVE POWER

                                   58,000
                              -------------------------------------------------

                              10   SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.46%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 119885200                                           PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Terry Kearney
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (SEE INSTRUCTIONS)

    PF; OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           63,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    63,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     63,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 119885200                                           PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Robert Korman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           134,530
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    134,530
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     134,530
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.33%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 119885200                                           PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Robert H. McLean
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (SEE INSTRUCTIONS)

    PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           667,501
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    667,501
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     667,501
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (SEE INSTRUCTIONS)  [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.64%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 119885200                                           PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Frank J. Milan
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (SEE INSTRUCTIONS)

    PF; 00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           74,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    74,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     74,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.85%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 119885200                                           PAGE 7 OF 13 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Walter D. Rogers, Jr.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
    (a) [X]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (SEE INSTRUCTIONS)

    SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           123,783
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    123,783
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     123,783
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP NO.  119885200                                       PAGE  8  OF 13 PAGES
           ---------                                            ---   ---

ITEM 1: SECURITY AND ISSUER.

         This statement relates to the common stock, $.05 par value per share (the "Common Stock"), of BFX Hospitality Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107.


ITEM 2: IDENTITY AND BACKGROUND.

         This statement is being filed by Hampton Hodges, Terry Kearney, Robert Korman, Robert H. McLean, Frank J. Milan and Walter D. Rogers, Jr. (the "Group Members"). The Group Members intend to form two Delaware limited liability companies, to be named "Hospitality Concepts, L.L.C." ("Hospitality"), and "American Hospitality, L.L.C." ("American"). The Group Members will own all of the outstanding equity interests in Hospitality, which will own all of the outstanding equity interests in American. The purpose of forming Hospitality and American is to acquire the Company through a merger of the Company with and into American. Concurrently with the proposed merger, it is intended that three additional wholly owned subsidiaries of Hospitality will acquire the assets of three of the Company's four operating subsidiaries (Cat's Meow, Lucile's and Stockyards Hotel) and that Hospitality will acquire all of the outstanding stock of the Company's fourth operating subsidiary (Cabo-Fort Worth #1, L.L.C.). The proposed merger is subject to many conditions, including (a) approval by an independent committee of the Company's board of directors and by the Company's board of directors, (b) execution and delivery of a merger agreement, (c) approval by the Company's stockholders pursuant to definitive proxy materials to be filed with the Securities and Exchange Commission and mailed to the shareholders at the earliest practicable date, (d) no significantly increased liability related to the Company's superfund sight in Vestal, New York, in excess of that provided in the Company's financial statements, (e) extension on satisfactory terms of the existing lease for the Company's Cat's Meow facility in New Orleans, Louisiana, (f) renewal of the existing lease of the Company's Vestal, New York plant sight, (g) the sale by the Company of the Cabo concept and the Company's two Cabo units in Houston, Texas, for $3,500,000 in cash and
(h) obtaining financing on satisfactory terms.

         Information about the address and present principal occupation or employment of each of the Group Members is as follows:



                                          RESIDENCE OR                          PRINCIPAL OCCUPATION
NAME OF GROUP MEMBER                     BUSINESS ADDRESS                          OR EMPLOYMENT
--------------------                     ----------------                       ---------------------
Hampton Hodges                        7307 Tokalon Dr.                       Investments
                                      Dallas, Texas  75214

Terry Kearney                         226 Bailey Ave., Suite 101             Vice President Operations of
                                      Fort Worth, Texas 76107                the Company

Robert Korman                         226 Bailey Ave., Suite 101             Chief Financial Officer of the
                                      Fort Worth, Texas 76107                Company

Robert H. McLean                      226 Bailey Ave., Suite 101             President of the Company
                                      Fort Worth, Texas 76107

Frank J. Milan                        226 Bailey Ave., Suite 101             Vice President Operations of
                                      Fort Worth, Texas 76107                the Company

Walter D. Rogers, Jr.                 6737 Trinity Landing Dr. N.            Investments
                                      Fort Worth, Texas 76132

         During the last five years, no Group Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each Group Member is a citizen of the United States.


ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the shares of the Common Stock currently beneficially owned by Mr. Hodges, 55,000 shares were acquired by stock grants from the Company, and the remaining 3,000 shares were acquired by the use of personal funds. Of the shares of the Common Stock currently beneficially owned by Mr. Kearney, 40,000 shares were acquired by stock grants from the Company, and the remaining 23,000 shares are issuable pursuant to unexercised stock options. Of the shares of the Common Stock currently beneficially owned by Mr. Korman, 57,176 shares were acquired by the use of funds lent to him by the Company, which have been repaid to the Company, 2,354 shares were acquired pursuant to the Company's employee stock ownership plan, and the remaining 75,000 shares are issuable pursuant to unexercised stock options. Of the shares of the Common Stock currently beneficially owned by Mr. McLean, 215,570 shares were acquired by the use of funds lent to him by the Company, which have been repaid to the Company, 100,000 shares were acquired by stock grants from the Company, 4,831 shares were acquired pursuant to the Company's employee stock ownership plan, 68,200 shares were acquired by the use of personal funds and the remaining 300,000 shares are issuable pursuant to unexercised stock options. Of the shares of the Common Stock currently beneficially owned by Mr. Milan, 40,000 shares were acquired by stock grants from the Company, and the remaining 34,000 shares are issuable pursuant to unexercised stock options. Of the shares of Common Stock currently beneficially owned by Mr. Rogers, 61,558 shares were acquired by the use of funds lent to him by the Company, which have been repaid to the Company, 60,000 shares were acquired by stock grants from the Company, 2,125 shares were acquired pursuant to the Company's employee stock ownership plan and the remaining 100 shares were acquired by the use of personal funds.

         The Group Members anticipate that Hospitality or one of its subsidiaries will borrow funds to finance the acquisition pursuant to the merger. It is expected that these funds will consist of $2,200,000 to be borrowed from John Hancock Real Estate Finance, Inc. in connection with the acquisition of the assets of the Stockyards Hotel and $5,000,000 to be borrowed from AMRESCO Commercial Finance, Inc. in connection with the Cat's Meow. The Group Members have not yet entered into any agreements with respect to these proposed loans.

ITEM 4: PURPOSE OF TRANSACTION

         The shares of the Common Stock currently owned by each Group Member were acquired for investment purposes.

         The Group Members intend to effect the merger and related transactions described in Item 2 of this Schedule 13D, which is incorporated into this Item 4 by reference.

         American will be the surviving company of the merger. The officers and the sole director of American immediately following the merger are expected to be as follows:

     Robert H. McLean              President and sole Director
     Robert Korman                 Vice President, Secretary and Treasurer
     Terry Kearney                 Vice President
     Frank J. Milan                Vice President

         As a result of the merger and the related transactions, the Company will cease to exist, and the limited liability company agreement of Hospitality and American will constitute the charter documents of those companies. Also as a result of the merger, the Common Stock will no longer be listed on the American Stock Exchange, will no longer be publicly traded and will cease to be registered under Section 12(g) of the Securities Exchange Act of 1934.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth information regarding the beneficial ownership of Common Stock by each Group Member. Except as otherwise noted, each named beneficial owner has sole voting and investment power with respect to the shares owned.


                              AMOUNT AND NATURE OF
NAME OF GROUP MEMBER          BENEFICIAL OWNERSHIP            PERCENT OF CLASS
--------------------          --------------------            ----------------
Hampton Hodges                              58,000                        1.46%
Terry Kearney                               63,000(1)                     1.58%(2)
Robert Korman                              134,530(3)                     3.33%(4)
Robert H. McLean                           688,601(5)                    16.13%(6)
Frank J. Milan                              74,000(7)                     1.85%(8)
Walter D. Rogers, Jr                       123,783                        3.12%
All Group Members                        1,141,914(9)                    25.95%(10)
  (6 in Number)

----------

         (1) This figure includes 23,000 shares of Common Stock issuable to Kearney pursuant to employee incentive stock options which are currently exercisable.

         (2) This percentage is calculated including the 23,000 shares covered by the stock options owned by Mr. Kearney.

         (3) This figure includes 2,354 shares which are owned by the Employee Stock Ownership Plan and are voted by Mr. Korman pursuant to the plan and includes 75,000 shares issuable to Mr. Korman pursuant to employee incentive stock options which are currently exercisable.

         (4) This percentage is calculated including the 75,000 shares covered by the stock options owned by Mr. Korman.

         (5) This figure includes 4,831 shares owned by the Company's Employee Stock Ownership Plan which are voted by Mr. McLean pursuant to such plan and 300,000 shares of Common Stock issuable to Mr. McLean pursuant to non-qualified stock options which are currently exercisable. This figure includes 21,100 shares owned by a limited partnership that Mr. McLean controls. This figure also includes 20,000 shares owned by a limited partnership of which Mr. McLean is a limited partner and an officer of the general partner but does not have an ownership interest in the general partner, and 1,100 shares owned by Mr. McLean's spouse. Mr. McLean disclaims beneficial ownership of these 21,100 shares.

         (6) This percentage is calculated including the 300,000 shares covered by the stock options owned by Mr. McLean.

         (7) This figure includes 34,000 shares of Common Stock issuable to Mr. Milan pursuant to employee incentive stock options which are currently exercisable.

         (8) This percentage is calculated including the 34,000 shares covered by the stock options owned by Mr. Milan.

         (9) This figure includes the 432,000 shares of the Common Stock issuable pursuant to the stock options described in notes 1, 3, 5 and 7 hereinabove.

         (10) This percentage is calculated including the 432,000 shares of the Common Stock issuable pursuant to the stock options described in notes 1, 3, 5 and 7 hereinabove, and all percentages are rounded to the nearest one-hundredth of a percent.

         None of the Group Members has effected any transactions in the Common Stock within the past sixty days.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are currently no contracts, arrangements, understandings or relationships among the Group Members or between the Group Members and any person with respect to any securities of the Company, other than (a) those general understandings described in Item 2 of this Schedule 13D, which is incorporated into this Item 6 by reference, and (b) various stock option agreements granting options to purchase shares of the Common Stock to Messrs. Kearney, Korman, McLean and Milan, copies of which are attached as exhibits to and listed in Item 7 of this Schedule 13D and incorporated into this Item 6 by reference.


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

          a. Agreement among the Group Members to jointly file this Schedule 13D pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934.

          b. Employee Incentive Stock Option Agreement dated August 2, 1995, between the Company and Mr. Kearney; Amendment No. 1 to Employee Incentive Stock Option Agreement dated May 1, 1998, between the Company and Mr. Kearney; Incentive Stock Option Agreement dated February 10, 1999, between the Company and Mr. Kearney; and Incentive Stock Option Agreement dated October 4, 1999, between the Company and Mr. Kearney.

          c. Incentive Stock Option Agreement dated February 10, 1999, between the Company and Mr. Korman; and Non-Qualified Stock Option Agreement dated October 4, 1999, between the Company and Mr. Korman.

          d. Non-Qualified Stock Option Agreement dated October 4, 1999, between the Company and Mr. McLean.

          e. Employee Incentive Stock Option Agreement dated August 2, 1995, between the Company and Mr. Milan; Employee Incentive Stock Option Agreement dated December 26, 1995, between the Company and Mr. Milan; Amendment No. 1 to Employee Incentive Stock Option Agreement dated May 1, 1998, between the Company and Mr. Milan; Incentive Stock Option Agreement dated February 10, 1999, between the Company and Mr. Milan; and Incentive Stock Option Agreement dated October 4, 1999, between the Company and Mr. Milan.

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         August 4, 2000


                                                     /s/ Terry Kearney
                                                  -----------------------------

                                                     /s/ Frank J. Milan
                                                  -----------------------------

                                                     /s/ Robert H. McLean
                                                  -----------------------------

                                                     /s/ Walter D. Rogers, Jr.
                                                  -----------------------------

                                                     /s/ Robert Korman
                                                  -----------------------------

                                                     /s/ Hampton Hodges
                                                  -----------------------------

                                 EXHIBIT INDEX


EXHIBIT
  NO.        DESCRIPTION
-------      -----------
  a.         Agreement among the Group Members to jointly file this Schedule
             13D pursuant to Rule 13d-1(k) of the Securities Exchange Act of
             1934.

  b. Employee Incentive Stock Option Agreement dated August 2, 1995, between the Company and Mr. Kearney; Amendment No. 1 to Employee
             Incentive Stock Option Agreement dated May 1, 1998, between the
             Company and Mr. Kearney; Incentive Stock Option Agreement dated
             February 10, 1999, between the Company and Mr. Kearney; and
             Incentive Stock Option Agreement dated October 4, 1999, between the Company and Mr. Kearney.

  c. Incentive Stock Option Agreement dated February 10, 1999, between the Company and Mr. Korman; and Non-Qualified Stock Option
             Agreement dated October 4, 1999, between the Company and Mr.
             Korman.

  d. Non-Qualified Stock Option Agreement dated October 4, 1999, between the Company and Mr. McLean.

  e. Employee Incentive Stock Option Agreement dated August 2, 1995, between the Company and Mr. Milan; Employee Incentive Stock
             Option Agreement dated December 26, 1995, between the Company and
             Mr. Milan; Amendment No. 1 to Employee Incentive Stock Option
             Agreement dated May 1, 1998, between the Company and Mr. Milan;
             Incentive Stock Option Agreement dated February 10, 1999, between the Company and Mr. Milan; and Incentive Stock Option Agreement dated October 4, 1999, between the Company and Mr. Milan.